FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 20, 2026, of Diana Shipping Inc. (the "Company"), announcing that it has increased its all-cash offer to acquire all of the issued and outstanding shares of Genco Shipping & Trading Limited.

The information contained in this Report on Form 6-K, excluding the commentary from Semiramis Paliou, Chief Executive Officer of the Company, is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-266999 and 333-280693) that were filed with the U.S. Securities and Exchange Commission and became effective on September 16, 2022, and September 9, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 20, 2026	By:	/s/ Margarita Veniou
Margarita Veniou
Secretary